Filed by Omnicom Group Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Omnicom Group Inc.; Publicis Groupe S.A.
Filer’s SEC File No.: 001-10551
Date: July 31, 2013

Business Update Call

Company Participants

• Maurice Lévy

• John D. Wren

• Randall Weisenburger

• Jean-Michel Etienne

Other Participants

• Filippo P. Lo Franco

MANAGEMENT DISCUSSION SECTION

Filippo P. Lo Franco

Okay. I think that we can start now. So first of all, welcome to everyone. My name is Filippo Lo Franco. I have the honor of leading the equity media research team here in London and covering Publicis and in the future as a co-coverage, as equal. So we've been covering with my friend, [inaudible] (00:25). I met [indiscernible] (00:31) in the United States.

So welcome again, everyone. For particular, I would like to welcome Publicis and Omnicom management today. So from a Publicis management, we have here Maurice Lévy, Chairman and CEO. From Omnicom, we have John Wren, CEO. We have Randall Weisenburger, CFO of Omnicom; and we have Jean-Michael Etienne, which is the CFO of Publicis.

I would like to just to announce that this presentation is broadcast today in a listening mode only. So if you have any questions, you can send me an e-mail, so people should know my e-mail, what it is. But just in case, it's filippo.p.lofranco@jpmorgan.com.

And I think that we can start immediately with one general question and quite actually is going to be a Q&A-only session because we already know that likely people if you know already the cycle.

My first idea because one time you spend on Saturday, I mean, I said, finally, I have a nice weekend for myself and then I start to see that Bloomberg headline had said of – I don't believe this.

Then after a while I started to understand that it wasn't true. So how – I mean, how did the idea come out? I'm really curious that it's part of this. [indiscernible] (2:07).

Maurice Lévy

[indiscernible] (2:09) this is for me because I'm more responsible.

John D. Wren

It was your house.

Maurice Lévy

First of all, John and myself, we know each other it's a long while and I always have a great admiration for Omnicom, for John, for what he has achieved. And in our industry where there is a fierce competition, there are two kinds of people. The people who are competing on a share basis as we are always staying gentlemen, winning or losing, and there is another kind of people I will not mention. Okay, I will not mention. You know them.

And with John, we always had a very good relationship and we were meeting socially, and one day, in Davos I said, why don't you stop by and we'll have a cup of coffee or a lunch, and we know a little bit better each other. And he called me, and said, okay, I will be in Paris, in turn we'll have a cup of coffee and we had a cup of coffee. I paid for it.

And so you see, it's not really equal. And we had that conversation very – I mean, [ph] when I say (3:35), he was visiting their our offices, and then that point in time, we were visiting the terrace and he was seeing the view and he says something which is absolute true, which is priceless. And I don't know why I reacted by saying, it can be yours, but honestly, I had no idea what I was talking about. And in return invitation, it's like socially you give an invitation and return invitation. We sat down in New York and we started to play with ideas that we – what we could do together. John?

John D. Wren

Exactly. And each meeting we have ended with the desire to another meeting. So we traded cities, not every weekend, every other and just tackled questions that might stand in the way of us coming together. Both are amazing, I think. We were able – the planets and stars have aligned and we were able to come to an agreement on just about, well, not just about, every single point for how we could do this, what it would mean in satisfying the desires of our clients and offering opportunities for our people. And we concluded that we could.

So we've decided that we would engage bankers and then lawyers, who naturally try to get in the way. But every time that happens, it's actually I think, every difficulty we had in the conversations and the way we were able to resolve them only strengthened the bond and proved that we could co-exist especially through a period of integration because we're both big, dispersed company.

And we were able – the most amazing day other than the fact that we were able to come to agreement was that we were able to actually keep it to a – keep it quiet because we've got the group of people that we engage from an employee point of view to a very tight group and here we are. And again – now, I couldn't do this – this would not have been possible with any of the other groups that are in our industry...

Maurice Lévy

And the same for me.

John D. Wren

....for a lot of reasons, but I have great faith that Maurice and I will work very successfully through this and put together something that will define the legacy of both of us in years to come.

Filippo P. Lo Franco

That's great. So I think it's up to you guys if you have questions.

Q&A

<Q>: Yes. You said when you first sat down, you went to the list of potentially big issues. Can you give us a couple of those, the big issues there you saw potentially, and how you managed any concerns you had with respect to those issues?

<A - John Wren>: I think we started with the hardest, which was Maurice has being CEO since 1987, and I've been CEO since 1997. And when you've been around that long and you have that much experience with the clients and that much experience in the way that you've built your company, you are used to taking counsel from very, very smart people, but you know you always hold the deciding vote.

So we had to work through role play in many ways a number of issues and to make certain that we would commit to each other in a very serious way because if we commit to each other and if sometimes, on issues, I'll win, sometimes, he'll win. But we keep that within – between the two of us. Our organizations will function as they have functioned when we've just simply dissolved later all of it. So we designed the process, which will work individually – for us collectively to leave our organizations.

And I would say, that's probably what we've got with first because we already had great admiration and respect for the assets each held. And then, it went from there.

<A - Maurice Lévy>: As we address the issue of governance, the first issue that we had to address obviously was strategically, which is to make things stand or not because we had no intention whatsoever to just do deals to become bigger. This makes no sense for us and it has never been objective with the results. We grow. We are bigger. But the objective was not to a deal to be bigger. The objective is to drive the key issues of the future of this industry.

So strategically, we believe we had something, which was extremely right. Then, we look at the governance and we look at the other half of this issue, which is conflict. And I know that there is some people who are flagging conflicts as one of the issues that will create enormous problems.

Conflict is something that in our industry, we are used to dealing with in the 1970s and the holding company has been created in order to solve the primary conflict. As I'm a little bit shy, I would not cover what we do at Publicis and as we are modest, we'll not speak about what we do at Omnicom. We will cover, for example, WPP. I don't know if you had heard about WPP. It is a holding company in the UK.

They are handling, I would take just one example. They're handling an account which is called Colgate Palmolive, toothpaste and a few other things; Unilever, toothpaste and a few other things; Procter & Gamble, beauty, cosmetics and a few other things, a large piece of Estée Lauder, a large piece of something which is called Kimberly Clark.

And Kimberly Clark, Unilever and P&G would never accept to co-exist within one single holding company only 10 years ago. As the time goes on, I'm having – I'm speaking about this, we can speak about automotive, we can speak about other aspect. There is a lot of areas where conflict co-exist and this is part of our daily life. Some conflicts are more difficult than some others because beyond the rational and beyond the fact that you are putting some clear firewalls and some strict confidentiality system, there is so much emotional aspect.

And we are not dismissing the emotional aspect. We know we are in that business since a long time. We know our client and we know that some client react negatively to some aspect. So we discuss that. We look at the possibility as we do believe that we will be able to offer solution to all our clients, all our clients. That is clear. Then we look at something else which – obviously, the people are for the people so full of opportunities that we don't need to insist too much. And we look at when you put the assets together and beyond the strategic aspect, what this is going to do for our clients.

So Omnicom portfolio of clients and the assets of Publicis. Publicis' portfolio of client and the assets of Omnicom. Whatever we have said to the market, you add one of these point minimum of organic growth. So you take our combined number, you take our combined indication for the future and you add 100 basis points because this is what will happen. We can elaborate on this, but I think we will give the opportunity to some of the people to put questions and probably, we will be able to elaborate based on the questions that will be put in.

<Q>: [Inaudible] (13:14-13:22)

<A - John D. Wren>: Sure.

<Q>: [Inaudible] (13:23-13:23)

<A - John D. Wren>: Yes. I think when you lay our portfolio and Publicis' portfolio over each other, what you'll see is vision, great deal of assets that we hold in common. Those assets are already perceived by the outside world as all being world-class and even internally, people in my two additional agencies like the BBDO and DDB have tremendous respect for the Leo Burnett's and for the Saatchi's and all the rest. So that's part of the portfolio.

On the Publicis, or I shouldn't say, I'm going to say, okay, Publicis side, Maurice and his management have made investments in companies like Razorfish, companies like LBi, which have skills that go beyond the traditional skills we're embedding in every one of our companies, and he does in his as well, which are technically confident that can operate within – on campaigns and from a messaging point of view to deeper tech.

We, on the other hand, have I think assets that they don't have. CRM, we're the strongest in the world. Public Relations, we were deeper into Public Relations than Publicis is. Healthcare, I think the combination of the two will clearly make us the leader and as the world emerges, among the many things that emerging middle class needs is healthcare, and they'll be willing to invest money. We'll be the leader having the greatest people in that.

So Maurice is absolute – and we've had a long history because we've had [ph] lots (15:16) of determining how to cross-sell and where to cross-sell services across our portfolio. So we know how to do that. We've been doing that for years, and years, and years. We'll get now the opportunity to do that with Publicis clients. We'll get to take those assets that we don't have in our portfolio. And also, spread them across Omnicom's assets.

So the upside opportunity is going to outlast both of our careers. I mean because of the strength of what we have. We also are building many of the same things, perfecting them and investing P&L have dollars in creating them that we will now get to in many instances create once a quicker, faster, more powerfully because we'll make decisions about what areas we want to get.

So I don't think we're going to have the need based upon the portfolio to do large acquisitions for the foreseeable future. There will be acquisitions for a number of areas. But it will allow us to continue to generate the best cash flow in the industry and return it appropriate to our shareholders and we won't be limited from a resource point of view at any level.

<A - Maurice Lévy>: Just to complete on what John has said, if you look at the weaknesses that we had, clearly there are two areas where we had almost no effect. One is on CRM. This is something that we wanted to build and there is operation which are second to none at Omnicom. And the other one is on other operation which are still marketing, supermarketing, branding where we have almost no assets.

On digital, we have very sharp and very more technology focus and capabilities and what we have done with Vivaki, with DigitasLBi, the product that we have created, what Razorfish and Rosetta are doing on e-commerce, how we are building the street of services for our client. These are capabilities that are exceptional and which are giving us an incredible push income of growth and you have seen the numbers recently. And this is something which – when we will be offering this and putting together the teams of BBDO, DDB with the teams of DigitasLBi or Razorfish together looking at the client list.

It will happen – what's happening today with the Saatchi, the Leo Burnett or the Publicis client – agencies, they will look at the client list and the people will get excited and say, yes, I want my client to get this. Why that? Because they don't want that the third party is coming in the game and they prefer that it is a sibling, which is taking care of this part of the business.

The same when we will be sitting down with the creative agencies or the media agency of Publicis with all the assets that John has in his portfolio and the reaction will be exactly the same. That's the reason why you can count for the next two years to add 100 basis point in term of growth, clearly.

<Q>: Despite that it's got a difference in operating margin between Publicis and Omnicom, is there a fundamentally different approach to efficiency or is it more [inaudible] (19:44)?

<A - John D. Wren>: Mostly, mix of companies. Randy, you explain it so why don't you go ahead?

<A - Randall Weisenburger>: Excuse me, the biggest difference there is our field marketing operations. We are what I kind of describe as fulfillment operations. They run relatively low margins so we're on a scale basis and frankly they have very little cost to I'll say cost of capital, to invest. You take that on contrast to say media and the media business is the only – at last our media business I assume Publicis as well have higher margins, but there's certainly some more investment along the areas of trading [ph] depths (20:30) and digital platforms, et cetera.

So frankly you need a higher margin to really justify it from a return on capital basis. If we look at our mixes, those media business are about 12% of our revenue and it's 18-plus-percent, I think it's 18% excluding the digital piece. So I don't know the exact number but it's quite a bit larger than ours on a percentage basis and on dollar basis, flat out too.

<A - Maurice Lévy>: And then we go to some, few tools that we have agreed to use and we discussed the products and platforms. We have some products and platforms which are exceptionally good. We had building the products and platform in Costa Rica and Colombia. We have between the two something like 600 people. We have about the same amount, maybe 800 people in India.

We have a very strong base in Mauritius and these are highly skilled people in a low wage environment that will be accessible now to Omnicom. The same for shared service. They have done a few. We have much more experience. We will sit down in the – during the transition period, look at the very good things that they have done, the ones that we have done where we'll see what has to be the new system and we will implement the shared service in a way which will be satisfactory to everyone and which will generate some interesting savings. So we – which is part of what we have mentioned in the synergies chapters.

So when you look at all the various aspect of this transaction, you see that from a strategic point of view, we are creating something which will help us to be at the forefront of what will be happening tomorrow and the transformation of what's going on currently in our industry with the big data, with the big players, with the change in landscape, with the blurring of the goals of all players, et cetera.

If you look at the clients, this is something we already tackled and we believe that we will be able to manage all the issues and we will bring to our clients services agencies operations which are really the best-in-class in the industry, with a collaborative spirit, with an integrated approach, and with a security, which is very complex, where their message will go through despite the numerous ways of communicating with the people.

And in term of margin, EPS, and all the results, the financial – the balance sheet of the company, the financial statement, what you will see is something, which will be extremely compelling, and which will bring a lot of very good solution. And I think it would be interesting to hear John about talent because this is something where they have done a lot. All the industry is really in envy with what they have done. And then I think it's interesting that you say a few words on that.

<A - John D. Wren>: Sure. Drawing on 18 years, we established a real need for training and development of our people. And so we started with Omnicom University and then we have invested quite a bit in that area in terms of how do you bring somebody new into the business, what you train them on, how do you develop them, and we have that.

In terms of succession management, we have detailed plans for every office, every significant client around the world, not only who's leading something in a small office in India, to who that individual success would be if some accident occurs who – if you have three years to train and develop somebody, who that individual would be. And five years out, who would that individual be?

Now, there's a lot of white space as you can imagine in the system, but it's constantly updated by our folks. And it helps guide us when we're developing and training people, the type of level of training we want to put them through and the speed in which we want to do it because at the core, I mean, the – what Maurice outlined, what I outlined – no, fine. Thank you.

The only obstacles to them truthfully because our client are dying to get somebody who can handle all this complexity and make intelligent, strategic choices with them and advice. Our only limitations are time, getting people educated as to what services or where and why these will benefit people, and talented people.

So we'll be able to deploy those systems, get even greater information, find subject matter experts that maybe we were lacking that they have and vice versa. So there's real upside and having the information, having it organized, knowing what you're doing and knowing what expectations you have of your management, that will aid the success and reduce the amount of time that'll be needed to achieve our objectives.

<Q>: If you look historically, Omnicom has given back more free cash flow to shareholders than Publicis.  Can you explain the reason for that difference and what the credo will be for the new combined entity?

<A - John D. Wren>: Sure. I cannot speak for Publicis. I will let them speak – not yet, but I'll...

<A - Maurice Lévy>: [Inaudible] (27:29)

<A - John D. Wren>: I'll speak about what we can speak about or what I know. Omnicom long ago because it didn't feel it had the need because we have developed us to the size and to the expense that we had and we possibly had some of these other things. We passed on a number of large acquisitions because it wasn't necessary.

Well, we've told our shareholders since the dawn of time is that we'll generate a lot of free cash flow and we'll return it to the shareholders through dividends, through acquisitions which we want to always hold back some cash flow in case we change our mind on a particular asset. And then we'll use the balance to return to shareholders in other ways with the objective of investing that cash on a regular basis.

I think and then Publicis, we've already agreed that the dividends will be – of the newco will go up. I think the need for big acquisitions based on a near term, we've – neither of us can see the need for that. We'll still probably do acquisitions but not to the size and use of cash that have been required in the past.

And then the balance of the cash and how this is disposed will be up to our board of directors, really. But it will have a very strong recommendation for us that it will be returned to the shareholders.

<A - Maurice Lévy>: On Publicis' side, most of you know the story. We had to build capabilities in order to face the various changes of the world starting with the globalization and then integration and finally digital and the emerging markets. And we needed to invest quite heavily and we did it very cautiously. And at the same time, we have been able to generate formidable cash flow and we are one of the cash machine of the industry as well as Omnicom is. And we promised to the market when we met since – we did this since about slightly more a year ago. In fact, we started to indicate to the market at the end of 2011 that we will increase progressively our dividend payout ratio to 35%.

And the fact is that we have done most of what we had to do in term of acquisitions, that the next step that we had was on CRM. And it happens that with this operation, we don't need to do it. And the good news, and the immediate good news is that we will have a payout ratio, which would jump immediately to 35% because unless if the board decide otherwise, all the things that we are telling you is something which has been approved by both boards so we are not speculating of what the decision of the board will be.

And as soon as next year, you will get on top of the exceptional dividend that you will be receive – that our shareholders will be receiving, they will be also receiving a 35% dividend for the 2013 profit. So this is something which has been extremely clear and well established. And when you look at the combined cash flow, free cash flow that we are generating, I think that we will have the means to keep a very low, prudent, debt to equity ratio or debt to EBITDA ratio. This is something we will keep at a very low level and we think that we will retain our BBB+ investor grade. And we think that we will be able to distribute a fair amount of the profit, either through a dividend or through other means.

<Q>: [Inaudible] (32:33)

<Q - Filippo Lo Franco>: [ph] Can we ask (32:45) to repeat the question for the audience? The question is, if the different strategies have been attracted and attracting different kinds of shareholders?

<A - John D. Wren>: Right. We're headquartered -- remain with the headquarter operations in the same places. So yes, they are different shareholder and there are a lot of overlap in shareholders as well. I don't think, our strategies and actions have been expressed differently but I think, we were both ultimately aiming towards the same objective, which was to be of greatest benefit to our clients and assemble people, talent, assets, which could solve that, and be paid a very fair price for a very premium service and how it's gotten articulated because we both had started from different levels. That might be different, the story in one market versus the story in another but the principle of the objectives, what we're doing, who we're doing it for, and what we expect for it in return, those things have been common. So I can't speak to the mind the shareholder but just what we are trying to do with our organizations.

<A - Maurice Lévy>: It's difficult to know.

<A - John D. Wren>: Yes.

<A - Maurice Lévy>: [indiscernible] (34:23)

<Q - Filippo P. Lo Franco>: I've got it.

<Q>: [Inaudible] (34:25)

<A>: [indiscernible] (35:29)

<A - John D. Wren>: Repeat it.

<A - Maurice Lévy>: You have to repeat it. Okay. Please repeat.

<A>: No, you repeat.

<Q - Filippo P. Lo Franco>: So what's the delta between, I guess, the [indiscernible] (35:39) will come of the synergies from costs and the one from revenues more or less. That's the question.

<A - Maurice Lévy>: Okay. As – you mentioned Publicis, I would like to put precise two or three things because I think that some people have written some elements, which are not very precise to say the least. The first thing that I would like to stress is that we started to indicate that we will improve our margin in the Publicis Groupe in February 2012.

So it's not something that we indicated recently because we knew that we will be doing the deal in order to push or bump our stock price as it has been suggested by some analyst. I think that the analyst who wrote that were probably not paying attention to what we have been saying since February 2012 consistently, and that we have developed a plan on the 23rd of April when we were not yet clear if we will be doing something or not. So I think this is important for the record.

The second thing that I would like to stress that on the risk, and Jean-Michael will cover with maybe around the synergies, the risks of this operation are extremely, extremely low. Many of you know me and many of you know that I have been through numerous transaction and I remember when we did the Saatchi deal and the reaction of many analysts saying, wow, this is a broken company. This is the most broken company on earth. And why Maurice is doing this deal, this is absolutely crazy. They will lose everything.

Yes, I know the data has been fantastic. When we acquired Bcom3, which was about our size, it was 80% our size. Reaction was the same, low margin, Bcom3 was delivering 8% margin. Low margin, complicated company, D'Arcy is not a very good agency. They have some good assets, but why is he doing this. There is so much risk in this operation that they will lose their soul. They will be distracted.

And then we had the best organic growth during this period. We solved all the problem. We managed all the issues and we have been able to integrate them swiftly, nicely and we did something which was a first in the history which was to dismantle D'Arcy and to redistribute reallocate deal accounts to Asia Leo Burnett, Publicis or Saatchi and to reallocate the people.

And it has been a tremendous success and I can go to the acquisition of Digitas or that of Razorfish, where people were thinking that Razorfish, where people were thinking that Razorfish was a great operation when they were with aQuantive and they had lost a lot of traction due to the two years that it spend with Microsoft, which was virtually wrong but people were saying this.

So I think that, we should look at the reality. This transaction is big, is very big but the risk are very, very low. And the distraction will be minimal because we are not planning to merge BBDO with Leo Burnett. We are not planning to merge OMD with Starcom MediaVest or with Zenith Optimedia. We are not distracting our people. The distraction, if there is any and there will be some will be for a small group of people at corporate level.

So I had to say that because I think that the vision is today, obstructed by a lot of communication which has been made by people who feel extremely unsecured by what we are doing, who feel extremely anxious. A lot of anxiety and I know that Ambien will be sold at a very high price because it is generating a lot of changes in the industry and John will have to look for assets, which are highly priced and poorly qualified. And this is what may happen for the next step of the consolidation.

The risk associated with this operation, which is not an acquisition, it is a merger of equal, where you have two gray hair, experienced, I have more gray hair than John, fortunately. This is...

<A - John D. Wren>: [Inaudible] (41:49).

<A - Maurice Lévy>: That's the reason why I have more gray. And this is an operation, which will be run swiftly, easily, and there will be minimal distraction and minimal risk. So the idea that the risk associated with the synergy is not a good balance, sorry to say, we know each other quite well. It is not a good one.

I think you will be extremely surprised when we will be doing goal, the necessary work. It will go fast. Integration will happen immediately. And when the people will see that all this will be generating good growth, and it will be generating a lot of positive aspects, I can tell you that this is something that we work extremely positively for the interest of our clients.

<A - John D. Wren>: And before you proceed, the only thing and I’ll keep it brief. They've done bigger acquisitions, integrated. So they have a way about it. I sat at the table when the last big merger of equals occurred which was in 1986, 1987 when Omnicom was created. And I have a lot of experience in what was done exceptionally well which resulted in what Omnicom is today, and a few things which encumbered which our mistakes don't need to be repeated and we've made certain we're not going to repeat those.

So we're dodging all of the synergies but I completely agree it's just people wanting to see ghosts or create ghosts. There's nothing big in them.

<Q>: And second from Liam.

<A - John D. Wren>: We [inaudible] (43:53).

<Q>: I want to clarify [inaudible] (43:59).

<A - Maurice Lévy>: And maybe, Randy will add something.

<A - Jean-Michel Etienne>: A few things I want to clarify. If you think about synergies, you have heard about the $500 million of synergies that these synergies are purely – would be purely the result of combining the two groups. It is the same thing that we did not have when we spoke with you on the 23rd of April.

On the Publicis side, I must tell you that all the cost initiatives that we have launched and they are ongoing already, will be delivered. We're working on that. This will happen. So we need to be extremely clear on that. So the $500 million are purely the result of the combined group.

<Q>: [Inaudible] (44:48).

<A - Maurice Lévy>: Yes. It's an addition. It's not a subtraction. No, I have to be – because I have to give some very strong subtitle because everything that we are saying here, we have somebody who is interpreting what we are saying. And as I'm French, my English is very poor. And fortunately, I have a friend here in London, who is speaking for myself. So sometime, as his French is not very good, I have to correct what he is saying.

<Q>: Because it's harder to achieve that [indiscernible] (45:32) of Publicis, they've given the distraction of this huge merger.

<A - Maurice Lévy>: We are working already.

<A>: [Inaudible] (45:41).

<A - Maurice Lévy>: The train has left the station on that issue. The train has left the station. You have to understand that all the initiatives that we have taken, they are...

<A>: Ongoing.

<A - Maurice Lévy>: ...ongoing. We have not said to the market from the 23rd of April, here is the plan, and we will start then scratching our heads and say, okay, how are we going to do that? As I said, this train has already left the station. We are already acting in that direction.

<Q>: [Inaudible] (46:23) $500 million [indiscernible] (46:26) of each other's ongoing cost initiatives because for example, the ERP initiative that Publicis have and Omnicom don’t, if you roll that out across the group, that would be a savings that Omnicom wasn’t going to achieve. Is that sort of saving in there or will you find it when you leverage off these two, you get more savings?

<A - Filippo P. Lo Franco>: Yes. The question is that if on software, of the $500 million of synergies, the guidance that have been given by Publicis for their own market improvements are still there.

<Q>: [Inaudible] (46:59).

<A - Maurice Lévy>: No, no. The question is...

<A>: I got the question.

<Q>: The question is where is synergy coming from? Thanks.

<A - Randall Weisenburger>: Yes. Well, the synergy is – the synergies that we put in, in this model. Jean-Michel and I sat down and went through basically our cost structure. And when you think about it, there's about $4 billion on a combined basis of non-labor and service-related costs. So we looked at those and looked at the scale opportunities almost line by line. We didn't go agency by agency, so we took them at kind of a high-end level and we – I think we both have a pretty good idea of how scale can help in those costs.

We then went through and looked at salary and service and thought about the efficiencies that we could get and various operations, various countries around the world where we probably don't need duplicate operations. We'll also think about, although we didn't think terribly hard about it, there's about $90 billion worth of spending. That's 9-0 billion between our billings number and our revenue number.

There are bound to be a number of opportunities, frankly, both on the revenue side as well as on the savings side in those numbers. So when we say the $500 million, I think we're all pretty conservative with those numbers. In combining ERP systems, other things based on the conversations we've had to date, I think Publicis does some things that are probably very good – that I'm sure are very good. I think we do some things that are very good and I think when we get together and figure those out on a combined basis, there's going to be more opportunities than what's there. They're not built in.

To go back, I want to kind of just put a summary on your question so – because we think about risk a lot. So on the revenue side, it's I guess the client loss risk, which obviously the companies, the holding companies are very good at managing but certainly understand how people could think it's a risk. It's also the upside though of all of the things that Maurice and John talked about, of bringing the organizations together, being able to introduce new services. They may start to net out quite a bit. We actually think it's revenue positive.

Then you get in $500 million of just straight up scale savings and there's about $80 million a year of tax savings. So I think the upside is pretty significant relative to the risks, and people all want to talk about only the risks. The upside that we're talking about are not high risk upside.

<A - Maurice Lévy>: I think it should be good if John could tell also a few about the soft synergies and the soft advantages that we will get from...

<A - John D. Wren>: There also is a positive. We create benefit for our points throughout this entire process. By the way, just one final word on the synergy. So that's how we got into the numbers that we've put in the presentation, from a deal that we kept a secret from the world, and the only reason we kept it secret is because we didn't have vast groups already working on it. Otherwise, you would have known about this before my wife did.

And in any event, so what we'll do now in the intervening period between now and working on getting the necessary approvals is we'll put the subject matter experts from each of our companies. If you guys are in these little sub committees and there we'll go through and start to discover where, very specifically in a granular level, which – what we should be doing as soon as we're able to do it, we're able to add. I'm showing at some point later on, before we get final approval, we'll have a much clearer view of the timing and the amount of synergies that we're going to achieve.

But it's all upside both the way we're viewing it, hard upsides, real upsides. We think we have enough experience to mitigate the risk and we think we'll be in a completely different position for completely different reasons. And that is when you look at – and this deal wasn't done as Maurice said much earlier for size, but for the benefit, among other things, of our clients.

With the amount of media that we buy in a particular market, we're not going to hurt – we've never hurt our suppliers. We've always been ethical in the way that we've treated them. That is going to continue. But you can imagine if you're the biggest character in a location and let's say you have clients that want special treatment at the World Cup – not special treatment, but placement. The World Cup or the Super Bowl or the Grammys or what – go on and on and on.

I would imagine the media handling that will probably stop at our door before they get to our next biggest competitor and say, is there any way that we can accommodate you? Is there anything you have a special need on? Is there any positioning that you have a particular interest in? That will also help ease the concerns of some of the flares that have been thrown up in terms of when we get an opportunity to go back to our clients, sit down and explain to them that we're not doing this for size, we're not simply doing this for financial reasons, we're doing this to create opportunities and to service them better.

All sorts of things are soft, but really huge derivative benefits when you're approaching it through that lens. And that's also what we plan to do. So...

<Q>: [Inaudible] (53:00-53:08)

<A>: The question is about what has changed in the past and now in terms of acquisition strategies.

<A - John D. Wren>: There's nothing that changed. I mean just to give you of real life recent example, LBI. The number two bidder for LBI was Omnicom, all right. It wasn't much that we didn't get it. [indiscernible] (53:56) still remains today a dear friend of mine. So it's not he just beat me on that one. I don't send press releases out when I lose.

So...

<A - Maurice Lévy>: It's a good idea.

<A - John D. Wren>: Yes. I know. It's just a habit we picked up somewhere along the way. But we've always admired and know what those assets are. It's how we prioritize what we were doing. I mean with the tech skills and I don't want to tear the company apart, otherwise we'll be here for breakfast tomorrow morning. But the capabilities that he has in building certain products which he has and is starting to sell filled platforms do build e-commerce or rebuild e-commerce sites. Those were embedded in many of the acquisitions that he did in addition to the things we had prioritize when we're working on which was to get everybody in our what was called traditional agencies, digital savvy.

So it really had more to do with how did you prioritize it, what were you willing to pay for that priority. We came very close to getting LBi and it was just a greater priority, made it easier for him to get there than me. But it wasn't that we weren't there. So they are complementary. We do desire them. They were on our list. And now my list is more or less complete and we have enough raw materials to work with here to build something that is rather new and special. So I don't know if that clarifies it for you.

<Q>: [Inaudible] (55:36)

<A - John D. Wren>: Pardon?

<Q>: Probably because [indiscernible] (55:39) going to be better able to compete against agencies, non-traditional agencies [inaudible] (55:42) you're also showing strategically, agencies are a bit worried about the condition of software and you're kind of getting together and [inaudible] (56:01)

<A - John D. Wren>: I'm sorry. Yes, I'm sorry.

<A - Maurice Lévy>: Actually, it's a very good question.

<A - John D. Wren>: It's a really good question.

<A - Filippo P. Lo Franco>: [Inaudible] (56:07) The question is that how the new entity is going to be able also to compete with the non-traditional agencies and how they are going to do it with competitors coming from the software world, is it going to make it stronger or not?

I think that actually, [ph] I can add (56:28) something because I wrote a couple of months ago a big report about the CMO, CIO opportunities and identified 3 trillion, look, a big number of potential addressable markets in the future for the – or the agencies, so which is not the traditional one, it's not coming from A&P spending. So how are we going to address this question?

<A - John D. Wren>: Sure. I mean, the first thing you should have – wait, before I enumerate, I worry about everything, every day. And when I don't have anything to worry about, that's what really makes me worry. So, that's why I'm sitting here, more than anything else. We are not – we are cognizant of what's going on in the marketplace, how we're into placing with some of the giants. So far, it's really been through partnership and collaboration for the most part. I think from emails, like what you and I both have gotten from the Googles, from leadership and from [ph] Cheryl (57:35) and others, they’re excited about this. We're excited about it. We see it only deepening our relationship, not divide it.

As my belief, but I worry about it. As Accenture hires somebody and the lines start to blur and they come across. What I think they will discover is that because we not only have the tools, we have to create the ideas and we have to do the execution, they really only have the appetite for a part of that pie and they won't pursue it in any meaningful way. But they do exist, we have to be aware of them. They are not a threat today, they're really an opportunity for us to go deeper in what we are great at because we do it all from ideation down through execution and we have a lot more experience. I think if the marketplace opens up, we can drift into more of that space than they can drift into more of ours. This is what I think.

So, but we are not doing this to build, have the resources to go build the duplicate of Accenture and compete with them head-on-head. I mean, that's not our desire.

<A - Maurice Lévy>: We know and we see that Accenture or the Lloyds are acquiring some digital agencies and this is something that has not escaped from our attention. And we know also that they are trying to build some competencies in the field of branding then strategies. And this is also something which is happening from the consultant, McKinsey, Bain, they are all going that territory.

As John said, not only we are capable of doing the very high level reflection on what a brand stands for, what is the destination for brand, what they have to do, how they have to communicate, et cetera. But we expect it and the difficulties today. And this is where we have an advantage which I believe is second to none.

We already, we at Publicis, had a clear advantage in the field of the new [indiscernible] (01:00:20) that advantage has strengthened for two very important reasons. The first one is scale. We will be in a game of scale. We already mentioned this. This is something that I covered during the presentation of 23rd of April. This is something that we started to mention last summer. I'm speaking the year ago when we were starting to see an evolution which could lead to some issues of scale and we had to deliver scale.

When you look at how today we are delivering a very small message to address our people. We have to crunch zillion of data and that is the particular aspect of this new world. The more we have data, the more we crunch the data, the more fine-tuning we can be when it comes to messaging and targeting. And for that, we need to invest more. We need to add more tools and we need to do a lot of things.

That is something which is extremely important. I would like to add something, which I believe is also extremely important which is the second point. Already today, we have Vivaki with what we are doing with the platform. We have been the very first to have agreements with Google, with Facebook, with all these people.

Now, with the combined entities, we will be the go-to person when they have a new idea and innovation. When there was a newcomer, they would knock at the door. If there is a door that they have to know, the address is ours. They maybe lost because we will be partly in Paris, partly in New York. But at least this is helping them because the people who are in the U.S. will knock immediately at one door in Madison Avenue. And the people who are in Europe will knock immediately at our other door, which is on the Champs Elysées with the priceless view, which is leading us where we are today.

So when you look at all these aspects, you see that – again, I'm sorry to repeat it, but I think I need to repeat it. Taking all the element of this merger of equals, including governance, because people say, governance? Wow, complicated? The Frenchmen on the one hand and American [indiscernible] (01:03:10) on the other hand. The Frenchmen, they are gone.

This could have been true – it's probably true in the mind of some people and they could have been true without the two of us 10 years ago. 10 years ago, we'd certainly not have accepted for one second to share anything. I have decided to build Publicis. I wanted to do it. I had a mission. I was on a mission.

Today, I'm an old man, completely tired, 71 years old, and I'm thinking about going fishing, skiing a little bit without breaking my legs. And honestly, I know the age I have. I know what the future is. I have a deep, deep respect for John, for the person he is, for the values he is sharing, for the attitude he is having with the clients, with the people, the respect he is having for the competition. And the fact that the has been always extremely respectful for Publicis Groupe and what we are doing. We are sharing clients. Never a client has said, no, don't come see me, [ph] blah, blah, blah, blah (01:04:41), never. I would say the same for other competitors.

And I know that with this operation, we will build something, which will be second to none and which will result on a lot of value for our clients, for our people, for our shareholders.

<A - John D. Wren>: Okay. And I would – as I said, I wouldn't have even contemplated this with anyone else. Each of us, other than Maurice because of the respect that I have for him, the governance issues which we went through the pain of negotiating all those prior to getting to signing. The actual documents themselves are very thoughtful and look not only at the present but into the future to keep the balance where it's necessarily alive. And it'll explain a lot to people who have decided to – who got their noses over their skis and what they're speculating about at the moment.

And we look at it, neither of us, really had – we compel to do this, our board, our employees would have supported and endorsed, why we're on the journey in whatever fashion we wanted to. The only thing that motivated us to do it was the possibility of what it would create. After looking at the risk, knowing that by doing it, we were both taking very, very, very strong solid legacies. Him for 40 years; me, for 30 years.

And putting them on the table, that this transaction, not for financial purposes personally or neither of us are going to get a lot wealthier as a result of it. It's to create something that we have dedicated our lives to create anyway. So we're going to do everything in our powers to mitigate risks. We can do everything in our power. We're not going to change our behaviors because of this and we're going to govern the company in the same respect or on top of way, and I think separately we each had.

But it's all been put out a lot further than some of our competitors would like you to believe. And I'm not – I've got half of my business in America. The other half of my business is around the world. And a percentage of this business are everywhere else. And people that work for us are covering the globe constantly. We're not dug in with manufacturing plants in one country as the other. And it's one thing we're going to be winner or loser. We've had to nurture and develop cultures that are absolutely doable for a long time.

<Q>: [Inaudible] (01:07:47)

<Q - Filippo P. Lo Franco>: So there are two questions. The first question is about the future of Maurice Lévy, potential progression, and the second one about the CFO.

<A - Maurice Lévy>: Okay. We have I guess that's something which is quite clear. There is a first period of 60 months, five years, which is split in two different area. The first one, we are co-CEOs. This normally could help us to solve all the issues of the transition. Then John will be the sole CEO and I will be the chairman.

So you have five years of tranquility, if I may, and you can buy the stock, and you can sleep. We will be taking care of your interest.

<A - John D. Wren>: And then after the five years, whenever I step down or succeeded, I will then become the Chairman.

<A - Maurice Lévy>: Exactly.

<Q>: [Inaudible] (01:09:08).

<A - Maurice Lévy>: That was – we can say it now, the plan. Jean-Yves deserve it. He knows that there is a –something, which is major which is happening now, so he is aware. He has been part of the team, not at the first step because during the first step, it was only John and myself, and I was reporting to Elisabeth Badinter because she had to say yes or no immediately. If she will say no, I would not have done it. I have always dealt with all the issue in a harmonious way with her.

So I hope that Jean-Yves will be happy with what we will be working after the transition period. The transition period is something we will have it keen, working on the transition, 50%/50% of the sale. We are doing everything equality. And we decided from thereon, it's equal or not. If it's not equal, it doesn't work. I have to lose a few pounds to be equal. I have accepted to do that. Everything has to be equal.

We will have that committee and we will have sub-committees, which will also be on an equal basis for each discipline. And we will have – so the media, the advertising agencies, the digital, CRM, all the other disciplines to see how we can best take maximum advantage of what we have and obviously, this will be the major task of the CFOs.

All the aspects of shared service, of synergies, of procurement because Randy said it, this is something that people have an idea. We will have something like 4 billion of third party and I don't see why our clients are putting some pressure on us and we should not put some pressure on our suppliers nicely because we are nice people and without...

<A>: Yes, yes.

<A - John D. Wren>: We can help them build their businesses. They'll be more important jobs...

<A>: Laughing [inaudible] (1:12:16)

<A - Maurice Lévy>: Yes. He was laughing when I said I was nice. This is something we can. [Inaudible] (1:12:23)

<A - John D. Wren>: If you look at...

<A - Maurice Lévy>: Hey, you're taking a different [ph] train (1:12:26). That's the reason.

<A - John D. Wren>: That's right. If you look across the task and the speed in which we want to deliver them and then talented people who are on our individual teams, we have more task than we have the people. So they'll be important jobs for anybody that who wants one and we said we would balance it out and we would make sure it looked and acted that way. So that's as much as I think we want to get granular on that which we have a lot of work to do.

<Q>: [Inaudible] (01:13:00)

<A - John D. Wren>: No. When it's appropriate, we'll make that decision and that's when we'll tell you, so you don't need to worry about any of it. So.

<Q>: Are there any regulatory issues or hurdles that needs to be [indiscernible] (01:13:19) that in such a way?

<A - John D. Wren>: Well, you've taken advice throughout this whole process from very confident attorneys.

<A - Maurice Lévy>: Oh, yes. And very expensive also.

<A - John D. Wren>: Yes, very true.

<A - Randall Weisenburger>: It's a complex structure from also a regulatory standpoint, so we're going to have to do filings both in Europe and the U.S.. So it's certainly going to take us some time to do those filings. On a go-forward basis. we're going to have to report U.S. GAAP and IFRS. So we've got to get the systems and things to do that.

From anti-trust perspective, there's a number of filings. There's about I think it's 13 jurisdictions that cover about 41 or 43 markets. As John pointed out, we've had a lot of advice at this point from anti-trust attorneys and economists.

To sort of break it down into talking points a little bit, they kind of divide our industry up into two sections for the services side of our business and the media buying side of our business. On the services side, there really has never been a concern historically in deals about concentration or anti-trust because it's just the nature of those businesses.

On the buying side, there's been a focus. There's never been a deal stopped or an ultimate issue. Putting an imbalance with the companies on a combined basis, that's about 15% of our revenues is media buying and planning. And they look at this, or historically have looked at this market-by-market, so – and that's country-by-country, not jurisdiction-by-jurisdiction. So there's 40-some jurisdictions, if you're going to divide that, 15% of revenue buy and we have multiple brands in each.

So whether there is an issue or isn't, we don't believe there will be an issue. It's not a material – no one piece is a material component of the deal that would really hinder it in any way. So I don't think there's any completion risk. There's going to be a lot of work, and a lot of filings, a lot of information. Jean-Michel and my jobs of collecting that data will be quite challenging.

<A>: We just started already by the way.

<A>: Yes.

<A - John D. Wren>: And none of the [ph] reckless or (01:15:43) like really easy to get soft, stupid information, which is not true, should be used in making any analysis. Those are not – one, they're not correct. They're correct as to trend but not as to accuracy. And two, they don't take in what we actually do and what – when we file these papers it will be included and define it as the market. So...

<A - Randall Weisenburger>: We also believe they're going to look forward thinking as opposed to trailing. So with the new media and new communication channels that are out there, it's just a very different world than looking backwards.

<A - John D. Wren>: So...

<A - Filippo P. Lo Franco>: I think that we have time maybe for the last question? If there is any last question? I can see there.

<Q>: Can you comment on the confidence around maintaining a weighting in both the CAC and S&P?

<A - Maurice Lévy>: I don't know for the S&P, what I can tell you is that, I spoke personally with the two important bodies who are responsible for that on Saturday, so just prior to the announcement and again on Sunday, at the time of the announcement because we wanted also to suspend the trading of our shares in order to start at the same time. And when I asked about the CAC 40, the answer was it will be a first and it's always good to have a first. So I don't know if, when the committee will be meeting, if this would work or not but the feeling we have is that it will work.

It is in the – I'm sorry, Randy, you will speak but it is in the interest that when you look at the position that we will have in the S&P and the position that we will now have in the CAC 40, it will be both interest to keep it. Sorry, Randy.

<A - Randall Weisenburger>: S&P is more technical, so we're – the way the company is structured, I don't think there's a possibility of not being in the S&P.

<A - Maurice Lévy>: Yes, this is almost clear and I think as we will be, the number 12 or 13 market cap in the CAC 40, I doubt that they will say, okay, we don't want you in the CAC 40.

<A - Filippo P. Lo Franco>: Okay. So this was...

<A - Maurice Lévy>: This one we...

<A - Filippo P. Lo Franco>: Yes.

<A - Maurice Lévy>: ...we closed – I think it's important that maybe we say just one word in closing, which is that one strategically, this operation is really built for the future and it's something, which is welcomed by the platform and welcomed by most of the client because you have not asked about the reaction of the client.

I'm telling you on both side, we had a numerous email from the client approving saying this is great for us because they see what they can get out of it. It's great for our talent and it's great for you. And you will have – and for our shareholders. It's 35% payout as soon as next year.

And on the synergies, I think that we have been quite clear and our commitment is also quite clear. And we have something actually common, which I think you will hardly see in the industry. You take the last 13 years. We will start with 2000. You look at indication, the guidance, which have been given by John when he's giving you guidance which is...

<A - John D. Wren>: Doesn't.

<A - Maurice Lévy>: Well, he doesn't. And you see that they have been delivering exactly like a clock, boom, boom, boom, boom, on a regular basis. If you look at Publicis, we always delivered on our promises. And if you look now at the strategy during these last 30 years, you will see that organic growth, I'm speaking organic growth, you will have always either Omnicom or Publicis as number one.

And that was knowing because sometimes we are number two, sometimes they were number two. And we decided by doing Publicis and Omnicom Group we will always be number one. Thank you.

John D. Wren

Thank you very much.

Filippo P. Lo Franco

Yes. Thank you, everyone, and this is the end of the conference call. Thank you very much.

Maurice Lévy

Thank you all.

Forward-looking statements

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Omnicom, Publicis Groupe, Publicis Omnicom Group, the proposed transactions and other matters.  These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Omnicom and Publicis Groupe as well as assumptions made by, and information currently available to, such management.  Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions.  These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control.  Therefore, you should not place undue reliance on such statements.  Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; losses on media purchases and production costs incurred on behalf of clients; reductions in client spending, a slowdown in client payments and changes in client communication requirements; failure to manage potential conflicts of interest between or among clients; unanticipated changes relating to competitive factors in the advertising and marketing industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.  The foregoing list of factors is not exhaustive.  You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Omnicom’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in Publicis Groupe’s annual reports, registration documents and other documents filed from time to time with the French financial market regulator (Autorité des Marchés Financiers or “AMF”).  Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

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